UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F X  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 18, 2018 Husky Energy Inc. issued a press release announcing that it has reviewed the directors’ circular filed by MEG Energy Corp. (TSX:MEG) (“MEG”) in connection with Husky’s Offer to acquire MEG. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: October 18, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

Calgary, Alberta

October 18, 2018

Husky Energy Comments on MEG Directors’ Circular

No New Value Arguments in MEG Directors’ Circular

Husky Reaffirms Commitment to Complete its Highly Compelling Offer

Encourages MEG Shareholders to Act and Tender Shares

Husky Energy Inc. (TSX:HSE) (“Husky” or the “Company”) has reviewed the directors’ circular filed by MEG Energy Corp. (TSX:MEG) (“MEG”) in connection with Husky’s Offer to acquire MEG.

“We continue to believe the proposed combination of Husky and MEG is a unique opportunity to deliver substantial benefits to the shareholders of both companies,” said CEO Rob Peabody. “Nothing in the MEG circular changes the clear and compelling value our Offer delivers to MEG shareholders.

“Existing and ongoing market challenges, including record high WCS-WTI differentials and the upcoming IMO 2020 implementation, underscore the benefits of a Husky-MEG combination. With a strong balance sheet, significant refining capacity, pipeline transportation, storage and logistical assets, a combined company would immediately address MEG’s risk exposure, while retaining upside.

“Husky remains committed to realizing this opportunity, and we are confident our proposed combination is, and will be, the best available option to maximize value for MEG shareholders.”

As previously announced, Husky’s Offer provides each MEG shareholder the option to choose to receive consideration per MEG share of $11 in cash or 0.485 of a Husky share, subject to maximum aggregate cash consideration of $1 billion and a maximum aggregate number of Husky shares issued of approximately 107 million.

As of Friday, September 28, 2018, the last trading day prior to the announcement of Husky’s proposal, the Offer represented a 71 percent premium to MEG’s average closing price over the last two years, as well as a 44 percent premium to the 10-day volume-weighted average MEG share price of $7.62 and a 37 percent premium to MEG’s closing price of $8.03. Husky notes that since its Offer was launched, both the macro fundamentals for Alberta heavy oil and the stock prices of MEG’s peers have declined dramatically, further reinforcing the premium value and de-risking benefits the Offer provides to MEG shareholders.

Husky encourages MEG shareholders to consider the following additional points as they review the MEG circular:

•	The combination of Husky and MEG will create a Canadian company with a stronger balance sheet, enabling more free cash flow to be directed to shareholder returns and growth investments
•	The transaction will result in increased stability of funds from operations and free cash flow due to integration, expanded market access and high-netback offshore operations
•	The proposed transaction will immediately achieve and exceed MEG’s announced 2020 financial targets, with less risk
•	MEG shareholders will have the opportunity to participate in Husky’s current 2.5 percent dividend yield, as of market close on October 17, 2018
•	MEG shareholders will retain significant upside through participation in a stronger combined platform for shareholder value creation
•	The business model of a pure play upstream heavy oil or bitumen producer in Canada seldom works over the long haul

OFFER INFORMATION

The Offer will be open for acceptance until 5 p.m. Eastern Time (3 p.m. Mountain Time) on Wednesday, January 16, 2019.

For assistance in depositing MEG shares to the Offer, MEG shareholders should contact the Information Agent D.F. King Canada, by telephone at 1-800-761-6707 (North American Toll Free Number) or +1-212-771-1133 (outside North America) or by email at inquiries@dfking.com.

Copies of the Offer and Circular will be available upon request made to Husky’s Senior Vice President, General Counsel & Secretary at 707 8th Avenue S.W. Calgary, Alberta, T2P 1H5, or telephone 403-298-6111. The Offer documents are also available on Husky’s website at www.huskyenergy.com/bettertogether

Investor Relations:

Dan Cuthbertson, Senior Manager, External Communications and Investor Relations

403-523-2395

Media Inquiries:

Mel Duvall, Senior Manager, Media & Issues

403-513-7602

NO OFFER OR SOLICITATION

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of the Company is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company has filed a registration statement covering the offer and sale of the Company’s shares in the acquisition with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale includes various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707, 8th Avenue S.W. Calgary Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of MEG shares are urged to consult their tax advisors.

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A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the Offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to the anticipated benefits that may result from a combination of the Company and MEG.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017, offer documents and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

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New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This document contains references to the terms “free cash flow” and “funds from operations”, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance reported financial performance or position. These measures are useful complementary measures in assessing financial performance, efficiency and liquidity.

Free cash flow is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures and investment in joint ventures.

Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented to assist management and investors in analyzing operating performance of the Company in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

All currency is expressed in this news release in Canadian dollars unless otherwise indicated.

4    HUSKY ENERGY INC.